Exhibit 21.1
Watson Pharmaceuticals, Inc.
Subsidiaries of the Company
As of February 23, 2009

Name	Jurisdiction of Incorporation

Watson Laboratories, Inc.	Nevada
Watson Laboratories, Inc.	New York
Watson Laboratories, Inc.	Delaware
Watson Laboratories, Inc	Connecticut
Watson Laboratories, Inc.	Florida
Watson Laboratories Caribe, Inc.	Delaware
Watson Pharma, Inc.	Delaware
Watson Pharmaceuticals (New Jersey), Inc.	Delaware
Watson Pharma Private Limited	India
Nicobrand Limited	Northern Ireland
The Rugby Group, Inc.	New York
Anda, Inc.	Florida
Anda Pharmaceuticals, Inc.	Florida
Andrx Corporation	Delaware
Watson Management Corporation	Florida
Watson Therapeutics, Inc.	Florida
Valmed Pharmaceutical, Inc.	New York
Makoff R&D Laboratories, Inc.	California
R&D Ferrlecit Capital Resources, Inc.	California